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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
THE WISER OIL COMPANY (Name of Issuer)
COMMON STOCK, par value $0.01 per share (Title of Class of Securities)
977284108 (CUSIP Number)

Newton W. Wilson III
Senior Vice President,
General Counsel and Secretary
1600 Broadway, Suite 2200
Denver, Colorado 80202
(303) 812-1400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 21, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Forest Oil Corporation I.R.S. Identification No. 25-0484900

2.	Check The Appropriate Box If a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization New York

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 6,399,201*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 6,399,201*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,399,201*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not Applicable			☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%**

14.	Type of Reporting Person (See Instructions) CO

*
Represents the aggregate number of shares of common stock of The Wiser Oil Company, a Delaware corporation (the "Company"), held by certain stockholders of the Company who entered into Stockholder Agreements dated May 21, 2004 with Forest Oil Corporation, a New York corporation ("Parent"), and TWOCO Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), described herein. Such number does not include any shares of Company common stock issuable upon exercise of warrants to purchase 741,716 shares of Company common stock held by such stockholders of the Company. Parent expressly disclaims beneficial ownership of any of the shares of Company common stock subject to the Stockholder Agreements.

**
Based on 15,471,007 shares of Company common stock outstanding as of May 20, 2004, as represented by the Company in the Merger Agreement (as defined in Item 3).

1.	Names of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only) TWOCO Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 6,399,201*
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 6,399,201*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,399,201*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not Applicable			☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%**

14.	Type of Reporting Person (See Instructions) CO

*
Represents the aggregate number of shares of common stock of the Company held by certain stockholders of the Company who entered into Stockholder Agreements dated May 21, 2004 with Parent and Purchaser described herein. Such number does not include any shares of Company common stock issuable upon exercise of warrants to purchase 741,716 shares of Company common stock held by such stockholders of the Company. Parent expressly disclaims beneficial ownership of any of the shares of Company common stock subject to the Stockholder Agreements.

**
Based on 15,471,007 shares of Company common stock outstanding as of May 20, 2004, as represented by the Company in the Merger Agreement.

Item 1. Security and Issuer.

        The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of The Wiser Oil Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8115 Preston Road, Suite 400, Dallas, Texas 75225. The Company's telephone number is (214) 265-0080.

Item 2. Identity and Background.

        (a)   The name of the person filing this statement is Forest Oil Corporation, a New York corporation ("Parent"), for and on behalf of itself and TWOCO Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser").

        (b)   The address of the principal office of Parent and Purchaser is 1600 Broadway, Suite 2200, Denver, Colorado 80202.

        (c)   Forest is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and liquids in North America and selected international locations. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer (as defined in Item 3) and the Merger (as defined in Item 3) and has not carried on any activities other than in connection with the Offer and the Merger. Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. All outstanding shares of capital stock of Purchaser are owned by Parent.

        (d)   During the past five years, neither Parent, Purchaser nor, to their knowledge, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)   During the past five years, neither Parent, Purchaser nor, to their knowledge, any person named on Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    To Parent's and Purchaser's knowledge, except William L. Britton, each of the individuals identified on Schedule I attached hereto is a citizen of the United States. William L. Britton is a citizen of Canada.

        Set forth on Schedule I is the name, business address and principal occupation or employment of each of the directors and executive officers of Parent and Purchaser as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

        On May 21, 2004, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on May 28, 2004, the Purchaser commenced a tender offer (the "Offer") to purchase all issued and outstanding Shares at a price of $10.60 per share, net to the seller in cash. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Purchaser or Parent, or any direct or indirect wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, and other than Shares held by stockholders of the Company who are entitled to and have properly exercised appraisal rights under Delaware Law) shall be canceled and converted automatically into the right to receive $10.60 per Share in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders of the Company who have properly demanded appraisal rights in accordance with Section 262 of Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law.

        As an inducement to Parent and Purchaser to enter into the Merger Agreement, Wiser Investors, L.P. ("WILP"), Wiser Investment Company, LLC ("WIC") and Dimeling, Schreiber & Park Reorganization Fund II, L.P. ("DSP") (each of WILP, WIC and DSP are referred to herein individually as a "Supporting Stockholder" and collectively as the "Supporting Stockholders") who together own 6,399,201 Shares (or approximately 41.4% of the issued and outstanding Shares as of May 20, 2004), each entered into a Stockholder Agreement with Parent and Purchaser dated May 21, 2004 (each, a "Stockholder Agreement"). Pursuant to the Stockholder Agreements, the Supporting Stockholders have agreed, among other things and subject to certain conditions, (i) to tender the Shares in the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) to vote the Shares owned by such Supporting Stockholders in favor of the Merger Agreement and the approval of the Merger. In addition, the Supporting Stockholders have agreed that in the event the Merger Agreement is terminated because of certain specified reasons and within nine months of such termination a Supporting Stockholder sells any of its securities of the Company, such Supporting Stockholder must pay to Parent some or all of the value of any consideration received in connection with such sale above the initial Offer Price of $10.60.

        The Offer is not subject to any financing condition. The Purchaser anticipates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and to cash out the outstanding Company stock options, stock appreciation rights and the Company warrants will be approximately $171 million. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent. Parent expects to obtain such funds from its existing bank credit facilities. Parent has credit facilities totaling $600 million, consisting of a $500 million U.S. credit facility through a syndicate of banks led by JPMorgan Chase and a $100 million Canadian credit facility through a syndicate of banks led by JPMorgan Chase Bank, Toronto Branch. The credit facilities mature in October 2005. In October 2003, Parent amended the credit facilities to allow Parent the option of electing to have availability under the credit facilities governed by a borrowing base ("Global Borrowing Base"), rather than financial covenants. The determination of the Global Borrowing Base is made by the lenders taking into consideration the estimated value of Parent's oil and gas properties in accordance with the lenders' customary practices for oil and gas loans. Effective October 30, 2003, Parent elected to determine availability based on the Global Borrowing Base. Under the Global Borrowing Base, availability will be re-determined semi-annually and the available borrowing amount could be increased or reduced. In addition, Parent and the lenders each have discretion at any time, but not more than once during any calendar year, to have the Global Borrowing Base redetermined.

        Effective March 4, 2004, the Global Borrowing Base was set at $480 million, with $460 million allocated to the U.S. credit facility and $20 million allocated to the Canadian credit facility. Under the terms of the credit facility, the Global Borrowing Base will next be redetermined on July 1, 2004 and the amount of available borrowing could be adjusted at that time.

        As of May 26, 2004, Parent had approximately $259.0 million outstanding under the credit facilities at an average interest rate of 2.29%, and had used the credit facilities for letters of credit in the amount of $5.8 million. As of May 26, 2004, Parent's unused borrowing amount was approximately $215.2 million in addition to amounts outstanding. On May 26, 2004, Parent agreed to sell 4.58 million shares (exclusive of an over-allotment option granted to the underwriters) of its common stock at a price to the public of $24.40 per share in an underwritten public offering. Parent intends to use the approximately $107 million aggregate net proceeds from such offering to temporarily repay indebtedness under the credit facilities. Such additional availability under the credit facilities will be used to finance the Offer and may be used to partially refinance the Company's existing debt as described below.

        The credit facilities include terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, and mergers and acquisitions, and include financial covenants. Interest rates and other terms of borrowing under the credit facilities will vary based on Parent's credit ratings and financial condition, as governed by certain financial tests. In particular, any time that availability is not governed by the Global Borrowing Base, the amount available and Parent's ability to borrow under the credit facility is determined by the financial covenants. Under the Global Borrowing Base, the financial covenants can still affect the amount available and Parent's ability to borrow amounts under the credit facility.

        In addition, the credit facilities are collateralized by Parent's and its subsidiaries' assets. The U.S. credit facility is secured by a lien on, and a security interest in, a portion of Parent's and its subsidiaries' proved oil and gas properties and related assets in the United States and Canada, a pledge of 65% of the capital stock of Canadian Forest and 3189503 Canada Ltd., each subsidiaries of Parent, and a pledge of 100% of the capital stock of Forest Pipeline Company, a subsidiary of Parent. The Canadian credit facility is secured by a lien on the assets of Canadian Forest. Under certain circumstances, Parent could be obligated to pledge additional assets as collateral.

        Parent has previously announced plans to dispose of at least $100 million of non-strategic assets in the U.S. and Canada, primarily from its existing portfolio. The asset dispositions are anticipated to be completed by year-end. While Parent has not made a determination to sell any specific assets of the Company at this time, as part of Parent's plans to sell non-strategic assets, Parent may elect to sell certain of the Company's assets.

        Within 30 days following consummation of the Offer, the Company is required to make offers to repurchase $125 million principal amount of 9 1/2% Senior Subordinated Notes due 2007 of the Company at 101% of the aggregate principal amount thereof, plus accrued interest. These notes may be redeemed at a current price of 101.584% of the principal amount thereof, plus accrued interest. Additionally, consummation of the Offer would be an event of default under the Company's credit facility and would entitle Union Bank of California, the agent under the facility, to declare amounts outstanding under the facility immediately due and payable. As of March 31, 2004, there was approximately $35.4 million outstanding under the Company's credit facility. Any such amounts payable would expect to be funded through borrowings under Parent's credit facilities or the incurrence of additional indebtedness.

        References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholder Agreements of Parent in this Item 3 are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreements, copies of which are filed as Exhibits (d)(1), (d)(2), (d)(3) and (d)(4), respectively, to the Schedule TO filed by Parent on May 28, 2004 (the "Schedule TO") and which are incorporated by reference into this Item 3 in their entirety where such references and descriptions appear. References to, and descriptions of, our credit facility in this Item 3 are qualified in their entirety by reference to the credit facility, as amended from time to time, which is incorporated by reference into this Item 3 in its entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

        The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Pursuant to the Merger, each then outstanding Share (other than Shares owned by Purchaser, Parent or any subsidiary of Parent or the Company or any wholly owned subsidiary of the Company) will be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.

        Effective upon the acceptance for payment pursuant to our Offer of any Shares, Parent is entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board of Directors of the Company (the "Board") as will give Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the election of additional directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser bears to the number of Shares outstanding. The Company shall take all actions necessary to cause Parent's designees to be elected or appointed to the Board, including increasing the size of the Board and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Board in order to satisfy the NYSE listing requirements). Unless waived in writing by Parent, the Company will, prior to expiration of the Offer, deliver to Parent such resignations of directors conditioned upon acceptance of Shares for payment and evidence of the valid election of Parent's designees to the Board conditioned upon acceptance of the Shares for payment to effect the foregoing. At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the entire Board to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of the NYSE. The Company shall use its commercially reasonable efforts to cause the Board to have at least two directors ("Independent Directors") who were directors on May 21, 2004 and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries. If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on May 21, 2004 will be subject to the approval of Parent, not to be unreasonably withheld or delayed.

        The Merger Agreement provides that upon consummation of the Merger, the Certificate of Incorporation of the Company, as in effect immediately prior to the Merger, will be the Certificate of Incorporation of the Surviving Corporation, and the Bylaws of Purchaser, as in effect immediately prior to the Merger, will be the Bylaws of the Surviving Corporation.

        Under the terms of the Merger Agreement, upon consummation of the Merger, the directors of Purchaser immediately prior to the Merger will be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Merger will be the officers of the Surviving Corporation, in each case until their respective death, resignation or removal or until their respective successors are duly elected and qualified all in accordance with the Certificate of Incorporation of the Surviving Corporation, the Bylaws of the Surviving Corporation and Delaware Law.

        It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in the Offer to Purchase dated May 28, 2004 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), be continued by the Company substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to maximizing the Company's potential in conjunction with Parent's businesses.

        Parent has previously announced plans to dispose of at least $100 million of non-strategic assets in the U.S. and Canada, primarily from its existing portfolio. The asset dispositions are anticipated to be completed by year-end. While Parent has not made a determination to sell any specific assets of the

Company at this time, as part of Parent's plans to sell non-strategic assets, Parent may elect to sell certain of the Company's assets.

        Within 30 days following consummation of the Offer, the Company is required to make offers to repurchase $125 million principal amount of 9 1/2% Senior Subordinated Notes due 2007 of the Company at 101% of the aggregate principal amount thereof, plus accrued interest. These notes may be redeemed at a current price of 101.584% of the principal amount thereof, plus accrued interest. Additionally, consummation of the Offer would be an event of default under the Company's credit facility and would entitle Union Bank of California, the agent under the facility, to declare amounts outstanding under the facility immediately due and payable. As of March 31, 2004, there was approximately $35.4 million outstanding under the Company's credit facility. Any such amounts payable would expect to be funded through borrowings under Parent's credit facilities or the incurrence of additional indebtedness.

        The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Parent intends to cause the delisting of the Shares by the NYSE following consummation of the Merger and may seek to cause such delisting following consummation of the Offer.

        Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. The Company will be obligated to continue to make filings with the SEC pursuant to the indenture governing its publicly-held debt securities.

        Except as set forth herein or in the Offer to Purchase, Parent does not have any current plans or proposals which relate to or would result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, relocation of any operations of the Company or any of its subsidiaries other than as currently contemplated by the Company, (ii) other than any asset sales permitted under the Merger Agreement, any purchase, sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, (iii) any material change in the Company's present indebtedness, capitalization or dividend policy, (iv) any other material change in the Company's corporate structure or business, (v) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, or (vi) any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

        References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholder Agreements of Parent in this Item 3 are qualified in their entirety by reference to the Merger Agreement and the Stockholder Agreements, copies of which are filed as Exhibits (d)(1), (d)(2), (d)(3) and (d)(4), respectively, to the Schedule TO and which are incorporated by reference into this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

        (a)   As a result of the Stockholder Agreements, Parent and Purchaser may be deemed to be the beneficial owners of 6,399,201 Shares. This number of Shares represents approximately 41.4% of the issued and outstanding Shares based on the number of Shares issued and outstanding as of May 20, 2004 (as represented by the Company in the Merger Agreement). Parent and Purchaser disclaim any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by Parent or Purchaser as to the beneficial ownership of such Shares. The number of Shares reported above as the number of Shares that Parent or Purchaser may be deemed to beneficially own as of the date of filing of this Schedule 13D does not include any Shares issuable upon the exercise of warrants to purchase 741,716 Shares held by the Supporting Stockholders, and Parent and Purchaser disclaim beneficial ownership of all such Shares.

        To Parent's and Purchaser's knowledge, no Shares are beneficially owned by any of the persons identified in Schedule I to this Schedule 13D.

        (b)   Parent and Purchaser may be deemed to have shared voting power of the 6,399,201 Shares held by the Supporting Stockholders due to Parent's right under the Stockholder Agreements to direct the voting of such Shares with respect to the matters specified. However, Parent does not control the voting of such Shares with respect to other matters, and does not possess any other rights as a Company stockholder with respect to such Shares. Parent and Purchaser may be deemed to have shared dispositive power of the 6,399,201 Shares held by the Supporting Stockholders due to Parent's right under the Stockholder Agreements to limit the ability of the Supporting Stockholders to transfer the Shares that are subject to the Stockholder Agreements.

        (c)   Neither Parent, Purchaser, nor to their knowledge, any person or entity named on Schedule I annexed hereto, has effected any transactions in the Shares during the past 60 days.

        (d)   Other than as described herein, to Parent and Purchaser's knowledge, no person other than the Supporting Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To the knowledge of Parent and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.

        1.     Offer to Purchase (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO, filed by Parent on May 28, 2004).

        2.     Agreement and Plan of Merger, dated as of May 21, 2004, by and among Forest Oil Corporation, TWOCO Acquisition Corp. and The Wiser Oil Company (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO, filed by Parent on May 28, 2004).

        3.     Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investors, LP (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO, filed by Parent on May 28, 2004).

        4.     Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investment Company, LLC (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO, filed by Parent on May 28, 2004).

        5.     Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Dimeling, Schreiber & Park Reorganization Fund II, L.P. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO, filed by Parent on May 28, 2004).

        6.     Credit Agreement, dated as of October 10, 2000, among Forest Oil Corporation, the lenders party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.12 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).

        7.     Canadian Credit Agreement, dated as of October 10, 2000, among Canadian Forest Oil Ltd., the subsidiary borrowers from time to time parties thereto, the lenders party thereto, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, and The Chase

Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.14 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).

        8.     Mortgage, Deed of Trust, Assignment, Security Agreement, Financing Statement and Fixture Filing from Forest Oil Corporation to Robert C. Mertensotto, trustee, and Gregory P. Williams, trustee (Utah), and The Chase Manhattan Bank, as Global Administrative Agent, dated as of December 7, 2000 (incorporated herein by reference to Exhibit 4.13 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).

        9.     First Amendment to Combined Credit Agreement dated as of May 24, 2001, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 2001 (File No. 001-13515)).

        10.   Second Amendment to Combined Credit Agreements dated as of April 3, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and J.P. Morgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).

        11.   Third Amendment to Combined Credit Agreements dated as of May 31, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.18 Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).

        12.   Fourth Amendment to Combined Credit Agreement dated as of October 8, 2002, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).

        13.   Fifth Amendment to Combined Credit Agreements, dated as of January 7, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.2 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).

        14.   Sixth Amendment to Combined Credit Agreement dated March 19, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to the Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Form 10-Q for Forest Oil Corporation for the quarter ended March 31, 2003 (File No. 001-13515)).

        15.   Seventh Amendment to Combined Credit Agreements, dated as of October 15, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.4 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2003 (File No. 001-13515)).

        16.   Eighth Amendment to Combined Credit Agreements, dated March 4, 2004 among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, JPMorgan Chase Bank, Toronto Branch, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2003 (File No. 001-13515)).

        17.   Joint Filing Agreement, dated May 28, 2004, between Forest Oil Corporation and TWOCO Acquisition Corp.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2004
FOREST OIL CORPORATION
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Senior Vice President—General Counsel and Secretary
TWOCO ACQUISITION CORP.
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Vice President and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule I
Directors and Executive Officers of
Forest Oil Corporation and TWOCO Acquisition Corp.

1.     Directors and Executive Officers of Forest Oil Corporation.

        The following table sets forth the name, current business address and current principal occupation or employment, and material occupations, positions, offices or employments thereof for the past five years of each director and executive officer of Forest Oil Corporation. Unless otherwise indicated, the current business address of each person is c/o Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202. Each such person is a citizen of the United States, except for William L. Britton who is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

NAME AND BUSINESS ADDRESSES	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
Cortlandt S. Dietler Director since 1996 TransMontaigne Inc. 1670 Broadway, Suite 3100 Denver, CO 80202	Mr. Dietler has served as Chairman of the Board of TransMontaigne Inc., an independent provider of supply chain management for fuel, since April 1995. He served as Chief Executive Officer of TransMontaigne Inc. from April 1995 to October 1999. Mr. Dietler is a director of Hallador Petroleum Company and Cimarex Energy Co. He is the Chairman of Parent's Compensation Committee and Nominating and Corporate Governance Committee.
Dod A. Fraser Director since 2000 Sackett Partners Incorporated 70 West Red Oak Lane White Plains, NY 10604-3602
Mr. Fraser has served as President of Sackett Partners Incorporated, a consulting company for not-for-profit entities since 2000. Mr. Fraser is a Director of Terra Industries Inc. Mr. Fraser served as Managing Director and Group Executive of the global oil and gas group of Chase Securities, Inc., a subsidiary of The Chase Manhattan Bank, from 1995 to 2000 and prior thereto, was a General Partner of Lazard Freres & Co. Mr. Fraser serves as Chairman of Parent's Audit Committee and is a member of Parent's Nominating and Corporate Governance Committee.
Patrick R. McDonald Director since 2004 Nytis Exploration Company 1143 Auraria Parkway, Suite 501 Denver, CO 80204
Mr. McDonald is Chief Executive Officer, President and Director and founder of Nytis Exploration Company, an oil and gas exploration company. From 1998 to October 2003, Mr. McDonald served as President and Chief Executive Officer and Director of Carbon Energy Corporation, an exploration and production company that was acquired, and its predecessor company. Prior thereto, from 1987 to 1997, he served as Chairman, Chief Executive Officer and President and founder of Interenergy Corporation, a natural gas gathering, processing and marketing company. Mr. McDonald is a member of Parent's Audit Committee.

Forrest E. Hoglund Chairman of the Board since 2003 Director since 2000 Hoglund Interests 333 Clay Street, Suite 1325 Houston, TX 77002
Mr. Hoglund has served as Parent's non-executive Chairman of the Board since September 30, 2003. Mr. Hoglund is Chairman and Chief Executive Officer of Arctic Resources Company, Ltd., a company engaged in activities to build a natural gas pipeline from Alaska to the contiguous United States. He served as Chairman of the Board of EOG Resources Inc. from September 1987 to August 1999 and President of EOG Resources Inc. from May 1990 to 1996. Mr. Hoglund serves as Chairman of Parent's Executive Committee and is a member of Parent's Compensation Committee.
James H. Lee Director since 1991 Lee, Hite & Wisda, Ltd. 5005 Woodway, Suite 375 Houston, TX 77056
Mr. Lee has served as the Managing General Partner of Lee, Hite & Wisda Ltd., an oil and gas consulting firm, since 1984. Mr. Lee is a Director of Frontier Oil Corporation. He is a member of Parent's Audit Committee and Executive Committee.
William L. Britton Director since 1996 Bennett Jones L.L.P. 855 - 2nd Street, S.W., Suite 4500 Calgary, Alberta T2P 4K7 Canada
Mr. Britton has been a partner in the law firm of Bennett Jones LLP since 1962 and served as Managing Partner and Chairman of Bennett Jones LLP from 1981 to 1997. Mr. Britton is Vice Chairman and Lead Director of ATCO Ltd. and Canadian Utilities Limited, and is a Director of Akita Drilling Ltd., ATCO Gas and Pipelines Ltd., Barking Power Limited, Thames Power Limited, Hanzell Vineyards Limited and the Denver Broncos Football Club. He is a member of Parent's Nominating and Corporate Governance Committee.
H. Craig Clark President and Chief Executive Officer Director since 2003
Mr. Clark has served as Parent's President and Chief Executive Officer, and as a director since July 31, 2003. Mr. Clark joined Forest in September 2001 and served as President and Chief Operating Officer through July 2003. Previously, Mr. Clark was employed by Apache Corporation in Houston Texas, an independent energy company, from 1989 to 2001. He served in various management positions during this period, including Executive Vice President—U.S. Operations and Chairman and Chief Executive Officer of ProEnergy, an affiliate of Apache.
David H. Keyte Executive Vice President and Chief Financial Officer
Mr. Keyte has served as Executive Vice President and Chief Financial Officer since November 1997. Mr. Keyte served as Parent's Vice President and Chief Financial Officer from December 1995 to November 1997 and Parent's Vice President and Chief Accounting Officer from December 1993 to December 1995.
Cecil N. Colwell Senior Vice President—Worldwide Drilling
Mr. Colwell has served as Parent's Senior Vice President—Worldwide Drilling since May 2004. Prior to that, Mr. Colwell served as Parent's Vice President—Drilling and from 1988 to 2000 he served as Parent's Drilling Manager.

Forest D. Dorn Senior Vice President—Corporate Services
Mr. Dorn has served as Senior Vice President—Corporate Services since December 2000. He served as Senior Vice President—Gulf Coast Region from November 1997 to December 2000, Vice President—Gulf Coast Region from August 1996 to October 1997 and Vice President and General Business Manager from December 1993 to August 1996.
Leonard C. Gurule Senior Vice President—Alaska
Mr. Gurule has served as Senior Vice President—Alaska since joining Parent on September 22, 2003. Between 2000 and September 2003, Mr. Gurule served on the boards of several local community and non-profit organizations and managed his own investment portfolio. From 1987 to 2000, he served in various capacities at Atlantic Richfield Co., including Chairman of the Board and Chief Executive Officer of Virginia Indonesia, a company owned by ARCO, and manager of ARCO's Prudhoe Bay operations and construction activities, engineering support to ARCO's Alaskan exploration activities and petroleum engineering support to ARCO's Kuparuk field.
James W. Knell Senior Vice President
Mr. Knell has served as Senior Vice President—since April 2004. From December 2000 until April 2004, Mr. Knell served as Parent's Senior Vice President—Gulf Coast Region. Mr. Knell served as Vice President—Gulf Coast Offshore from May 1999 to December 2000, Gulf Coast Offshore Business Unit Manager from March 1998 to May 1999, Gulf Coast Region Business Unit Manager from November 1997 to March 1998 and Corporate Drilling and Production Manager from December 1991 to November 1997.
John F. McIntyre III Senior Vice President—International
Mr. McIntyre has served as Senior Vice President—International since May 2003. Prior to that from September 1998 to April 2003, he served as Senior Vice President of Forest Oil International Corporation, one of Parent's wholly owned subsidiaries. Prior to joining Forest in September 1998, he served as Joint Venture Manager for YPF, an oil and gas company in Argentina.
J.C. Ridens Senior Vice President—Gulf Coast
Mr. Ridens has served as Parent's Senior Vice President—Gulf Coast since April 2004. From 2001 to 2004, Mr. Ridens was employed by Cordillera Energy Partners, LLC, as Vice President of Operations and Exploitation. From 1996 to 2001, he served in various capacities with Apache Corporation.
Newton W. Wilson III Senior Vice President—General Counsel and Secretary
Mr. Wilson has served as Senior Vice President—General Counsel and Secretary since December 2000. Mr. Wilson served as a consultant to Mariner Energy LLC from 1999 to December 2000 and a consultant to Sterling City Capital from 1998 to 1999. He served in various capacities at Union Texas Petroleum Holdings, Inc. from 1993-1998, and was President and Chief Operations Officer of Union Texas Americas Ltd. from 1996 to 1998.

Matthew A. Wurtzbacher Senior Vice President—Corporate Planning and Development
Mr. Wurtzbacher has served as Senior Vice President—Corporate Planning and Development since May 2003. From December 2000 to May 2003, he served as Parent's Vice President—Corporate Planning and Development and from June 1998 to December 2000, he served as Manager—Operational Planning and Corporate Engineering.
Joan C. Sonnen Vice President—Controller and Chief Accounting Officer
Ms. Sonnen has served as Vice President—Controller and Chief Accounting Officer since December 2000. Ms. Sonnen served as our Vice President—Controller and Corporate Secretary from May 1999 to December 2000 and has served as Parent's Controller since December 1993.
R. Scot Woodall Vice President—Western United States
Mr. Woodall has served as Vice President—Western United States business unit since March 2004. Mr. Woodall joined Forest in October 2000 and previously served as Production and Engineering Manager for the Western Region. From 1992 to September 2000 he served as Operations and Engineering Manager—Rocky Mountain Division, at Santa Fe Synder Corporation.

2.     Directors and Executive Officers of TWOCO Acquisition Corp.

        The directors of TWOCO Acquisition Corp. are David H. Keyte and Newton W. Wilson III, and the executive officers of TWOCO Acquisition Corp. are Mr. Keyte, President, Mr. Wilson, Vice President and Secretary, and Joan C. Sonnen, Vice President.

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Signature
Schedule I Directors and Executive Officers of Forest Oil Corporation and TWOCO Acquisition Corp.